Exhibit 99.1

News release

Biofrontera dismisses case against DUSA Pharmaceuticals, Inc. in California state court

Leverkusen, Germany, May 13, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company” or “Biofrontera”), an international biopharmaceutical company, today comments on certain litigation in California state court between the Company and DUSA Pharmaceuticals, Inc. (“DUSA”).

In 2018, the Company sued DUSA Pharmaceuticals, Inc. in California state court alleging that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. After filing suit, DUSA stopped using Foundation Care as its distributor to dispense its drug products, which was in substantial part the Company’s goal in filing this lawsuit. The court also ruled early in the case that Biofrontera adequately alleged claims against DUSA based on DUSA engaging in tortious interference by making statements to third parties regarding the off-label use of its products, and allowed those claims to proceed to discovery.

Given the unprecedented and unforeseen economic circumstances caused by the spread of COVID-19, the Company has reevaluated its litigation strategy. Since the Company was successful in stopping DUSA from using Foundation Care, the Company has decided at this time to stop spending resources prosecuting these claims against DUSA in California state court.

The lawsuit brought by DUSA against Biofrontera in March 2018 before the District Court of Massachusetts in the United States is not affected by this decision and is ongoing.

Biofrontera will continue working to ensure a level playing field between the Company and its competitors, and Biofrontera will not hesitate to initiate legal action in the future to protect the Company and its customers.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Company’s Annual Report on Form 20F and other reports filed by it with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102